82-4504

ROCK RESOURCES Inc. (TSXV: RCK)
("The Company")

03 DEC -2 AM 7:21

News Release: **ANNUAL GENERAL AND SPECIAL MEETING UPDATE**
Dated: November 25, 2003

Management is pleased to report the satisfactory completion of the Company's Annual General and Special Meeting and following Board of Directors meeting held yesterday. The members approved all resolutions in accordance with management's recommendations and the Board of Directors approved resolutions as follows:

1. **Consolidation.** The Company's Share Capital is to be consolidated on the basis of ten old common shares for one new common share, subject to TSX Exchange (Exchange) acceptance.

SUPPL

2. **Shares For Debt Settlement.** The Company is to issue up to 1,000,000 new common shares for debt at a post consolidated price of fifty cents per new common share, subject to Exchange acceptance. Included in the debts are $70,000 ($22,500 by Directors) of loans made to the Company for which the Company has agreed, subject to Exchange acceptance, to pay a bonus in the form of post consolidated shares equal to 20% of the loan principle. Also included are debts due to Directors, or companies controlled by directors, totaling in excess of $67,000, which have been agreed to be settled by the issue of post consolidated shares.

3. **Private Placement.** Subject to the satisfactory completion of the above shares for debt settlement and Exchange acceptance, a non-brokered private placement has been agreed totaling up to $262,500 for 700,000 post consolidated units of one share and one non-transferable two year warrant, each warrant to entitle the holder to purchase one new post consolidated common share of the company at a price of fifty cents in the first year and seventy-five cents in the second year. A portion of the private placement will be eligible for flow through tax benefits. A finders fee of up to 10% may be paid to arms length parties with respect to the private placement.

4. **Company Officers.** Graeme Rowland was appointed Chairman and President, Bill Jung as Chief Financial Officer and John Versfelt as Corporate Secretary.

In making the announcement, Graeme Rowland, Chairman and President of Rock Resources said, "I am very pleased that members have given their overwhelming support for the management's recommendations and have thereby opened up the way forward to making a success of the Company."

On behalf of the Board of Directors:

"Graeme Rowland"

Graeme Rowland,
Chairman and President

03037831

Suite #610 – 1111 Melville Street, Vancouver, BC V6E 3V6
Tel: (604) 688-3304 - Fax: (604) 682-6038
E-mail: info@rockresources.com - Web Site: www.rockresources.com

BC FORM 53-901F
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT AND SECTION 151 OF THE SECURITIES RULES

1. **Reporting Issuer:** **Rock Resources Inc.**
Suite #610 – 1111 Melville Street
Vancouver, B.C.
V6E 3V6

2. **Date of Material Change:** November 25th, 2003

3. **Press Release:**
A news release dated November 25th 2003, delivered to Stockwatch and Market News.

4. **Summary of Material Change:**

Management is pleased to report the satisfactory completion of the Company's Annual General and Special Meeting and following Board of Directors meeting held yesterday. The members approved all resolutions in accordance with management's recommendations.

5. **Full Description of Material Change:** See attached news release dated November 25th 2003.

6. **Reliance on Section 85(2) of the Act:** N/A

7. **Omitted Information:** Nil

8. **Senior Officer Contact:**

Graeme Rowland, Chairman and President

9. **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 25th November, 2003.

(signed "Graeme Rowland")

Graeme Rowland
Chairman & President

ROCK RESOURCES Inc. (TSXV: RCK)
("The Company")

News Release: **ANNUAL GENERAL AND SPECIAL MEETING UPDATE**
Dated: November 25, 2003

Management is pleased to report the satisfactory completion of the Company's Annual General and Special Meeting and following Board of Directors meeting held yesterday. The members approved all resolutions in accordance with management's recommendations and the Board of Directors approved resolutions as follows:

1. **Consolidation**. The Company's Share Capital is to be consolidated on the basis of ten old common shares for one new common share, subject to TSX Exchange (Exchange) acceptance.

2. **Shares For Debt Settlement**. The Company is to issue up to 1,000,000 new common shares for debt at a post consolidated price of fifty cents per new common share, subject to Exchange acceptance. Included in the debts are $70,000 ($22,500 by Directors) of loans made to the Company for which the Company has agreed, subject to Exchange acceptance, to pay a bonus in the form of post consolidated shares equal to 20% of the loan principle. Also included are debts due to Directors, or companies controlled by directors, totaling in excess of $67,000, which have been agreed to be settled by the issue of post consolidated shares.

3. **Private Placement**. Subject to the satisfactory completion of the above shares for debt settlement and Exchange acceptance, a non-brokered private placement has been agreed totaling up to $262,500 for 700,000 post consolidated units of one share and one non-transferable two year warrant, each warrant to entitle the holder to purchase one new post consolidated common share of the company at a price of fifty cents in the first year and seventy-five cents in the second year. A portion of the private placement will be eligible for flow through tax benefits. A finders fee of up to 10% may be paid to arms length parties with respect to the private placement.

4. **Company Officers**. Graeme Rowland was appointed Chairman and President, Bill Jung as Chief Financial Officer and John Versfelt as Corporate Secretary.

In making the announcement, Graeme Rowland, Chairman and President of Rock Resources said, "I am very pleased that members have given their overwhelming support for the management's recommendations and have thereby opened up the way forward to making a success of the Company."

On behalf of the Board of Directors:

"Graeme Rowland"

Graeme Rowland,
Chairman and President

Suite #610 – 1111 Melville Street, Vancouver, BC V6E 3V6
Tel: (604) 688-3304 - Fax: (604) 682-6038
E-mail: info@rockresources.com - Web Site: www.rockresources.com